Craigavon, Northern Ireland/Rockaway, New Jersey, USA 8 November 2004

Warner Chilcott plc ("Warner Chilcott")

Rule 2.10 announcement

Craigavon, Northern Ireland/Rockaway, New Jersey, USA - 8 November 2004: Warner Chilcott PLC ("Warner Chilcott") (LSE: WCRX, Nasdaq: WCRX).

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Warner Chilcott announces that, as at close of business on 5 November 2004, it had in issue 187,398,221 ordinary shares of 10 pence each ("Ordinary Shares"). This figure includes those Ordinary Shares represented by American Depository Shares of Warner Chilcott.

The International Securities Identification Number ("ISIN") reference for the Ordinary Shares is GB0000404482. The ISIN reference for the American Depository Shares of Warner Chilcott is US93443W1099. Each American Depository Share of Warner Chilcott represents four Ordinary Shares.